Exhibit 23.2

Board of Directors
The Amanda Company
Irvine, California

We consent to the use of our reports included herein and to the reference to our firm under the heading "Experts" in the prospectus. Each of our reports, dated May 17, 2002 and May 25, 2001 on The Automatic Answer, Inc, and January 11, 2002 on Pen Interconnect, Inc. contain an explanatory paragraph that states that there are working capital deficiencies and recurring losses which raise substantial doubt about the abilities of these companies to continue as going concerns. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/  Pohl, McNabola, Berg, & Company

Pohl, McNabola, Berg, & Company
San  Francisco,  CA
June 25, 2002


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